Exhibit 12.1

The Home Depot, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
($ in thousands, except ratio data)

	Fiscal Year (1)
	2000		2001		2002		2003		2004
Earnings Before Income Taxes	$4,217,483		$4,957,010		$5,872,439		$6,842,786		$7,912,194
Less: Capitalized Interest	(72,599)		(84,326)		(59,375)		(49,654)		(40,187)
Add:
Minority Interest Income	(2,105)		—		—		—		—
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	111,889		122,567		132,291		145,286		169,980
Interest Expense	90,576		109,971		95,486		111,930		109,815

Adjusted Earnings	$4,345,244		$5,105,222		$6,040,841		$7,050,348		$8,151,802

Fixed Charges:
Interest Expense	$90,576		$109,971		$95,486		$111,930		$109,815
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	111,889		122,567		132,291		145,286		169,980

Total Fixed Charges	$202,465		$232,538		$227,777		$257,216		$279,795

Ratio of Earnings to Fixed Charges (2)	21.5	x	22.0	x	26.5	x	27.4	x	29.1	x

(1)	Fiscal years 2004, 2003, 2002, 2001 and 2000 refer to the fiscal years ended January 30, 2005, February 1, 2004, February 2, 2003, February 3, 2002 and January 28, 2001, respectively. Fiscal year 2001 consisted of 53 weeks.

(2)	For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before income taxes and minority interest plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness, amortization of debt expense and the portion of rental expense under operating leases deemed to be the equivalent of interest.